AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 2004
                                                     REGISTRATION NO. 333-116019
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                 FIND/SVP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      -------------------------------------

             NEW YORK                                          13-2670985
  (STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                           625 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10011
                                 (212) 645-4500
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   DAVID WALKE
                             CHIEF EXECUTIVE OFFICER
                                 FIND/SVP, INC.
                           625 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10011
                                 (212) 645-4500
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                               KANE KESSLER, P.C.
                           1350 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-4896
                                 (212) 541-6222
                         ATTN: ROBERT L. LAWRENCE, ESQ.
                           MITCHELL D. HOLLANDER, ESQ.

                      -------------------------------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

      If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|

      If the registrant elects to deliver its latest annual report to the security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a) (1) of this Form, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|



                            ------------------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 25, 2004


PROSPECTUS

                                10,238,333 SHARES

                                 FIND/SVP, INC.

                                  COMMON STOCK

                               ------------------

      This prospectus relates to the disposition of up to 10,238,333 shares of common stock of Find/SVP, Inc. by the selling stockholders listed herein or their transferees. The shares covered by this prospectus were issued in private transactions.

      The prices at which the selling stockholders or their transferees may dispose of their shares will be determined by the selling stockholders at the time of sale and may be at the prevailing market price for the shares at prices related to such market price at varying prices determined at the time of sale or at negotiated prices. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under "Selling Stockholders" and "Plan of Distribution" in this prospectus. We will not receive any of the proceeds from the sale of the shares offered under this prospectus. However, certain of the shares of common stock covered hereby will be issued only upon the exercise of warrants. Upon exercise of these warrants, we will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a net exercise basis.

      Our common stock is traded on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol "FSVP". On May 27, 2004, the last reported sale price of our common stock on the OTCBB was $2.60 per share.

      This prospectus is accompanied by a copy of our annual report on Form 10-K for the fiscal year ended December 31, 2003, as amended, and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004.

      YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED ON PAGE 6 OF THIS PROSPECTUS. SEE "RISK FACTORS".

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

              THE DATE OF THIS PROSPECTUS IS          , 2004

                                TABLE OF CONTENTS

                                                                                                        PAGE
                                                                                                        ----
FORWARDING-LOOKING STATEMENTS.............................................................................4
THE COMPANY...............................................................................................5
RISK FACTORS..............................................................................................6
     Our failure to maintain our renewal rates for our retainer-based services, could have a material adverse effect on our business and financial results.............................6
     If we are unable to replace non-recurring SCRG and Quantitative Market Research engagements, our revenue may decline..............................................................6
     Our inability to timely respond to rapid changes in the market or the needs of our clients could have a material adverse effect on our future operating results..................6
     Our failure to attract and retain qualified personnel may cause a material adverse effect on our business and financial results......................................................7
     Our business may be adversely affected if we lose any key members of management......................7
     Our product pricing may limit our potential market...................................................7
     Intense competition in the consulting industry market may cause our revenue and business to suffer if our products are not seen as more attractive by customers than other products in the marketplace............................................................7
     If we are unable to develop new products and services or manage its strategic investments, such inabilities could have a material adverse effect on our operating results.......8
     If we are unable to manage our growth effectively, the quality of our products, our retention of key employees, and our results of operations could be materially adversely affected................................................................................8
     Any acquisitions that we attempt or complete could prove difficult to integrate or require a substantial commitment of management time and other resources........................8
     Our operating results can vary significantly from quarter to quarter based on factors which are not always in our control.....................................................................8
     Our common stock has been delisted from the Nasdaq Stock Market and trades on the OTC Bulletin Board, which may negatively impact the trading activity and price of our common stock...............................................................................9
     We do not expect to pay dividends on our common stock in the foreseeable future......................9
     Our Common Stock is subject to rules regarding "penny stocks" which may affect its liquidity..............................................................................9
     The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding warrants or conversion of our convertible preferred stock, in the public market after this offering could adversely affect the prevailing market price of our common stock...............................................................................10
     The ability of our Board of Directors to issue additional preferred stock could delay or impede a change of control of our company and may adversely affect the price an acquirer is willing to pay for our common stock...................................................10
     Our stock price has fluctuated and may continue to fluctuate widely..................................10


USE OF PROCEEDS...........................................................................................12
SELLING STOCKHOLDERS......................................................................................12
DESCRIPTION OF CAPITAL STOCK..............................................................................17
PLAN OF DISTRIBUTION......................................................................................19
VALIDITY OF COMMON STOCK..................................................................................21
EXPERTS...................................................................................................21
WHERE YOU CAN FIND MORE INFORMATION ABOUT US..............................................................21


                               ------------------

      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there have been no changes in the affairs of the Company since the date hereof.

                           FORWARD-LOOKING STATEMENTS

      Certain statements we make in this prospectus, and other written or oral statements by us or our authorized officers on our behalf, may constitute "forward-looking statements" within the meaning of the Federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. Words or phrases such as "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

      Before you invest in our common stock, you should be aware that the occurrence of the events described in the section captioned "Risk Factors" beginning on page 6 and otherwise discussed elsewhere in this prospectus or in materials incorporated in this prospectus by reference to our other filings with the SEC, could have a material adverse affect on our business, financial condition and results of operation.

      The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports of government agencies or other published industry sources or our estimates based on management's knowledge and experience in the markets in which we operate. Our estimates have been based on information provided by customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. As a result, you should be aware that market, ranking and other similar data included in this Prospectus, and estimates and beliefs based on that data, may not be reliable.

                                   THE COMPANY

      FIND/SVP, Inc. and its wholly-owned subsidiaries (collectively, "FIND/SVP" or the "Company" which may be also referred to in this report as "we", "us" or "our") provide a full range of custom research, consulting, quantitative market research and outsourced information services that address our customers' critical business information needs. In many cases, we believe that we function as our customers' primary information and business intelligence resource on an outsourced basis, especially among the universe of companies that have downsized their internal research staffs and information resources. In other cases, we serve as a supplemental resource to customers' internal capabilities. In addition, with our acquisitions in 2003 of Guideline Research Corp. ("Guideline") and the Teltech business unit of Sopheon PLC ("Teltech"), as well as our internal development of new service offerings, we also provide a range of specialized higher priced research and consulting services, such as quantitative custom market research and due diligence research services, that address a particular strategic business information need within specific markets such as R&D, Healthcare, Marketing and Private Equity/Money Management.

      We were incorporated in the state of New York in 1969. In 1971, we became affiliated with SVP International S.A. ("SVP") through a licensing agreement which gives us the right to use the SVP name, provides us access to the resources of what are currently 8 additional SVP affiliated companies located around the world, and prohibits SVP or its affiliates from competing with us in the United States.

      We are organized into four business segments:

o QUICK CONSULTING SERVICE ("QCS") is a subscription-based service that functions like a corporate research center for our customers. Customers pay a fixed monthly or annual fee for the right to access our in-house consulting staff on a continuous, as-needed basis to answer short custom research requests on virtually any business-related topic. This service enables customers to satisfy their day-to-day business information needs on an outsourced basis, which is generally more effective and less expensive, than performing the work in-house.

o STRATEGIC CONSULTING AND RESEARCH GROUP ("SCRG") provides in-depth custom research and competitive intelligence services which result in larger projects beyond the typical scope of our QCS service.

o QUANTITATIVE MARKET RESEARCH, which commenced as a business segment upon our acquisition of Guideline Research Corp., or Guideline, in 2003, provides full service quantitative custom market research services, such as large-scale consumer surveys, both domestically and internationally. While Guideline has performed projects in virtually every industry, it maintains specialties in healthcare, consumer, legal, financial services and apparel.

o TELTECH provides a full range of outsourced information and consulting services to customers in R&D and related technical sectors. Teltech's services include subscription-based information and research services, in-depth strategic consulting services and outsourced management of corporate information centers.

We believe that our four business segments enable us to perform both primary and secondary research, handle small, medium or large research assignments, provide a full range of ancillary outsourced business information services and offer wide industry coverage. We therefore believe that one of our unique and compelling value propositions is that we can serve as an efficient single source provider of a significant portion of our customers' business information needs.

      Our corporate headquarters are located at 625 Avenue of the Americas, New York, New York, 10011, our phone number is (212) 645-4500 and our website is www.findsvp.com. We make available free of charge through our web site, www.findsvp.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and the proxy statement for our annual meeting of stockholders, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

                                  RISK FACTORS

      You should carefully consider the risks described below that we believe to be the risks faced by us, as well as other information contained in this prospectus, before making a decision to buy our common stock. Investing in our common stock involves a high degree of risk. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

RISKS RELATED TO OUR OPERATIONS

OUR FAILURE TO MAINTAIN OUR RENEWAL RATES FOR OUR RETAINER-BASED SERVICES, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND FINANCIAL RESULTS.

      We may not be successful in maintaining retainer renewal rates or the size of our retainer client base. Our ability to renew retainer accounts is subject to a number of risks, including the following:

      o We may be unsuccessful in delivering consistent, high quality and timely analysis and advice to our clients;

      o We may not be able to hire and retain a large and growing number of highly talented professionals in a very competitive job market;

      o We may be unsuccessful in understanding and anticipating market trends and the changing needs of our clients; and

      o We may not be able to deliver products and services of the quality and timeliness to withstand competition.

      Our failure to successfully maintain our retainer rates for our retainer-based services, could have a material adverse effect on our business and financial results.

IF WE ARE UNABLE TO REPLACE NON-RECURRING SCRG AND QUANTITATIVE MARKET RESEARCH ENGAGEMENTS, OUR REVENUE MAY DECLINE.

      Our ability to replace completed SCRG and Quantitative Market Research engagements with new engagements is subject to a number of risks, including the following:

      o We may be unsuccessful in delivering consistent, high quality and timely consulting services to our clients;

      o We may not be able to hire and retain a large and growing number of highly talented professionals in a very competitive job market;

      o We may be unsuccessful in understanding and anticipating market trends and the changing needs of our clients; and

      o We may not be able to deliver consulting services of the quality and timeliness to withstand competition.

      If we are not able to replace completed SCRG and Quantitative Market Research engagements with new engagements, such an inability could have a material adverse effect on our business and financial results.

OUR INABILITY TO TIMELY RESPOND TO RAPID CHANGES IN THE MARKET OR THE NEEDS OF OUR CLIENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FUTURE OPERATING RESULTS.

      Our success depends in part upon our ability to anticipate rapidly changing market trends and to adapt our products and services to meet the changing needs of our clients. Frequent and often dramatic changes, including the following, characterize our industry:

      o     Introduction of new products and obsolescence of others; and

      o Changing client demands concerning the marketing and delivery of our products and services.

      This environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis and advice on issues of importance to them. We commit substantial resources to meeting these challenges. If we fail to provide insightful timely information in a manner that meets changing market needs, such a failure could have a material adverse effect on our future operating results.

OUR FAILURE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL MAY CAUSE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND FINANCIAL RESULTS.

      We need to hire, train and retain a significant number of additional qualified employees to execute our strategy and support our growth. In particular, we need trained consultants, corporate sales specialists, and product development and operations staff. We continue to experience intense competition in recruiting and retaining qualified employees. If we are unable to successfully hire, retain, and motivate a sufficient number of qualified employees, such an inability may have a material adverse effect on our business and financial results.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE LOSE ANY KEY MEMBERS OF MANAGEMENT.

      We rely, and will continue to rely, in large part on key management personnel. Our success in part depends on our ability to motivate and retain highly qualified management personnel. If a majority of the members of our Operating Management Group leave, such loss or losses could have a material adverse effect on the Company.

OUR PRODUCT PRICING MAY LIMIT OUR POTENTIAL MARKET.

      Our pricing strategy may limit the potential market for our QCS, Teltech, SCRG, and Quantitative Market Research services. As a result, we may be required to reduce prices for our various services or to introduce new products and services with lower prices in order to expand or maintain our market share or broaden our target market. These actions could have a material adverse effect on our business and results of operations.

INTENSE COMPETITION IN THE CONSULTING INDUSTRY MARKET MAY CAUSE OUR REVENUE AND BUSINESS TO SUFFER IF OUR PRODUCTS ARE NOT SEEN AS MORE ATTRACTIVE BY CUSTOMERS THAN OTHER PRODUCTS IN THE MARKETPLACE.

      The consulting industry is extremely competitive. We compete directly with other independent providers of similar services and indirectly with the internal staffs of current and prospective client organizations. We also compete indirectly with larger electronic and print media companies and consulting firms. Our indirect competitors, many of which have substantially greater financial, information gathering and marketing resources than us, could choose to compete directly against us in the future.

      Our current and future competitors may develop products and services that are more effective than our products and services. Competitors may also produce their products and services at less cost and market them more effectively. If we are unable to successfully compete against existing or new competitors, such an inability may have a material adverse effect on our operating results and would likely result in pricing pressure and loss of market share.

IF WE ARE UNABLE TO DEVELOP NEW PRODUCTS AND SERVICES OR MANAGE ITS STRATEGIC INVESTMENTS, SUCH INABILITIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

      Our future success depends on our ability to develop or acquire new products and services that address specific industry and business sectors and changes in client requirements. The process of internally researching, developing, launching and gaining client acceptance of a new product or service is inherently risky and costly. Assimilating and marketing an acquired product or service is also risky and costly. If we are unable to develop new products and services or manage its strategic investments, such inabilities could have a material adverse effect on our operating results.

IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY, THE QUALITY OF OUR PRODUCTS, OUR RETENTION OF KEY EMPLOYEES, AND OUR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

      Growth places significant demands on our management, administrative, operational and financial resources. Our ability to manage growth, should it continue to occur, will require us to continue to improve our systems and to motivate and effectively manage an evolving workforce. If our management is unable to effectively manage a changing and growing business, the quality of our products, our retention of key employees, and our results of operations could be materially adversely affected.

ANY ACQUISITIONS THAT WE ATTEMPT OR COMPLETE COULD PROVE DIFFICULT TO INTEGRATE OR REQUIRE A SUBSTANTIAL COMMITMENT OF MANAGEMENT TIME AND OTHER RESOURCES.

      As part of our business strategy, we look to buy or make investments in complementary businesses, products and services. If we find a business that we wish to acquire, we could have difficulty negotiating the terms of the purchase, financing the purchase, and integrating and assimilating the employees, products and operations of the acquired business. Acquisitions may disrupt our ongoing business and distract management. Furthermore, acquisition of new businesses may not lead to the successful development of new products, or if developed, such products may not achieve market acceptance or prove to be profitable. A given acquisition may also have a material adverse effect on our financial condition or results of operations. In addition, we may be required to incur debt or issue equity to pay for any future acquisitions.

OUR OPERATING RESULTS CAN VARY SIGNIFICANTLY FROM QUARTER TO QUARTER BASED ON FACTORS WHICH ARE NOT ALWAYS IN OUR CONTROL.

      Our operating results vary from quarter to quarter. We expect future operating results to fluctuate due to several factors, many of which are out of our control:

      o The disproportionately large portion of our QCS retainers that expire in the fourth quarter of each year;

      o The level and timing of renewals of retainers and subscriptions of our QCS and Teltech services, respectively;

      o The mix of QCS and Teltech revenue versus SCRG and Quantitative Market Research revenue;

      o The number, size and scope of SCRG and Quantitative Market Research engagements in which we are engaged, the degree of completion of such engagements, and our ability to complete such engagements;

      o     The timing and amount of new business generated by us;

      o The timing of the development, introduction, and marketing of new products and services and modes of delivery;

      o     The timing of hiring consultants and corporate sales personnel;

      o Consultant utilization rates and specifically, the accuracy of estimates of resources required to complete ongoing SCRG and Quantitative Market Research engagements;

      o     Changes in the spending patterns of our clients;

      o     Our accounts receivable collection experience; and

      o     Competitive conditions in the industry.

      Due to these factors, we believe period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as an indication of future results of operations.

RISKS RELATED TO OUR STOCK

OUR COMMON STOCK HAS BEEN DELISTED FROM THE NASDAQ STOCK MARKET AND TRADES ON THE OTC BULLETIN BOARD, WHICH MAY NEGATIVELY IMPACT THE TRADING ACTIVITY AND PRICE OF OUR COMMON STOCK.

      In April 2001, our common stock was delisted from the Nasdaq National Market as a result of our failure to comply with certain quantitative requirements for continued listing on Nasdaq. Our common stock trades on the OTC Bulletin Board. The OTC Bulletin Board is generally considered less liquid and efficient than Nasdaq, and although trading in our stock was relatively thin and sporadic before the delisting, the liquidity of our common stock has declined and price volatility increased because smaller quantities of shares are bought and sold, transactions may be delayed and securities analysts' and news media coverage of us has diminished. These factors could result in lower prices and larger spreads in the bid and ask prices for our common stock. Reduced liquidity may reduce the value of our common stock and our ability to use our equity as consideration for an acquisition or other corporate opportunity.

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

      Although the holders of our common stock may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our common stock in the foreseeable future. Therefore, you should not purchase our common stock if you need or would like immediate or future income by way of dividends from your investment.

OUR COMMON STOCK IS SUBJECT TO RULES REGARDING "PENNY STOCKS" WHICH MAY AFFECT ITS LIQUIDITY.

      Because the trading price of our common stock is currently below $5.00 per share, trading is subject to certain other rules of the Securities Exchange Act of 1934. Such rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock." "Penny stock" is defined as any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery of a disclosure schedule explaining the penny stock market and the risks associated with that market before entering into any penny stock transaction. Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. The rules also impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to the sale. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our Common Stock. This could severely limit the market liquidity of our Common Stock and your ability to sell the Common Stock.

THE SALE OF A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK, INCLUDING SHARES ISSUED UPON EXERCISE OF OUTSTANDING WARRANTS OR CONVERSION OF OUR CONVERTIBLE PREFERRED STOCK, IN THE PUBLIC MARKET AFTER THIS OFFERING COULD ADVERSELY AFFECT THE PREVAILING MARKET PRICE OF OUR COMMON STOCK.

      We have outstanding an aggregate of 19,325,704 shares of common stock as of May 14, 2004. The selling stockholders are offering an aggregate of 10,238,333 shares are being registered hereunder, 4,238,333 shares of which are not currently outstanding and underly warrants or our convertible preferred stock. The sale and issuance of a substantial amount of our common stock, including shares issued upon exercise of these outstanding warrants or conversion of our convertible preferred stock, in the public market after this offering or the perception that such sales could occur could adversely affect the prevailing market price of our common stock.

THE ABILITY OF OUR BOARD OF DIRECTORS TO ISSUE ADDITIONAL PREFERRED STOCK COULD DELAY OR IMPEDE A CHANGE OF CONTROL OF OUR COMPANY AND MAY ADVERSELY AFFECT THE PRICE AN ACQUIRER IS WILLING TO PAY FOR OUR COMMON STOCK.

      The Board of Directors has the authority to issue, without further action by the stockholders, up to an additional 1,667,000 shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the company without further action by the shareholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. Additionally, the conversion of preferred stock into common stock may have a dilutive effect on the holders of common stock.

OUR STOCK PRICE HAS FLUCTUATED AND MAY CONTINUE TO FLUCTUATE WIDELY.

      The market price of our common stock has fluctuated substantially in the past. The market price of our common stock will continue to be subject to significant fluctuations in the future in response to a variety of factors, including:

      o the business environment, including the operating results and stock prices of companies in the industries we serve;

      o     our liquidity needs and constraints;

      o     changes in management and other personnel;

      o     trading on the OTC Bulletin Board;

      o     fluctuations in operating results;

      o future announcements concerning our business or that of our competitors or customers;

      o the introduction of new products or changes in product pricing policies by us or our competitors;

      o     developments in the financial markets;

      o     general conditions in the consulting industry; and

      o perceived dilution from stock issuances for acquisitions, our 2004 equity private placement financing and convertible preferred stock and other transactions.

Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions, terrorist or other military actions, or international currency fluctuations, as well as public perception of equity values of publicly-traded companies may adversely affect the market price of our common stock.

FOR ALL OF THE FOREGOING REASONS AND OTHERS SET FORTH IN THIS PROSPECTUS, THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS PROSPECTUS. THE SECURITIES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY.

                                 USE OF PROCEEDS

      All net proceeds from the disposition of the shares of common stock covered by this prospectus will go to the selling stockholders. We will not receive any proceeds from the disposition of the common stock by the selling stockholders. However, certain of the shares of common stock being sold will be issued only upon the exercise of warrants held by the selling stockholders. Upon exercise of these warrants, we will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a net exercise basis. To the extent we receive cash upon any exercise of the warrants, we intend to use that cash for general corporate purposes. See "Plan of Distribution".

                              SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of May 14, 2004 by each of the selling stockholders, and as adjusted to reflect the sale of the shares in this offering. As of May 14, 2004, approximately 19,325,704 shares of our common stock were outstanding. The 10,238,333 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column "Number of Shares Being Offered" include: (i) 6,000,000 shares (the "Private Placement Shares") of our common stock issued in the 2004 equity private placement financing, hereinafter referred to as the 2004 financing, and currently held by the selling stockholders other than Petra Mezzanine Fund, L.P., hereinafter referred to as Petra; (ii) 3,000,000 shares (the "Warrant Shares") that may be issued upon the exercise of warrants issued to the selling stockholders other than Petra in the 2004 financing; (iii) 333,333 shares of common stock that may be issued upon conversion of our Series A convertible preferred stock held by Petra, plus up to an additional 160,000 shares of Common Stock issuable to Petra upon conversion of up to an additional 160,000 shares of our Series A convertible preferred stock that may be issued to them as dividends on their shares of Series A convertible preferred stock (the "Conversion Shares"); and (iv) 745,000 shares (the "Petra Warrant Shares") of our common stock that may be issued upon the exercise of warrants held by Petra.

      Shares listed under the column "Number of Shares Being Offered" represent the number of shares that may be sold by each selling stockholder pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

      The information under the heading "Shares of Common Stock Beneficially Owned After the Offering" assumes each selling stockholder sells all of its shares offered pursuant to this prospectus to unaffiliated third parties, that the selling stockholders will acquire no additional shares of our common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling stockholders will continue to be beneficially owned. Each selling stockholder may sell all, part or none of its shares.

      The information under the heading "Shares of Common Stock Beneficially Owned Prior to Offering" is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. To our knowledge, the persons and entities named in the selling stockholder table have sole voting and sole investment power with respect to all securities which they beneficially own. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from May 28, 2004 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person. The "Number of Shares Being Offered" and "Shares of Common Stock Beneficially Owned Prior to Offering" in the following table includes the Warrant Shares, the Petra Warrant Shares and Conversion Shares.


                                SHARES OF COMMON STOCK
                                     BENEFICIALLY                               SHARES OF COMMON STOCK
NAME OF SELLING                     OWNED PRIOR TO           NUMBER OF         BENEFICIALLY OWNED AFTER
STOCKHOLDER                            OFFERING               SHARES                   OFFERING
-----------                            --------                BEING                   --------
                                  NUMBER      PERCENT         OFFERED           NUMBER          PERCENT
                                  ------      -------         -------           ------          -------
                                               (1)
                                               ---

Special Situations Fund III,    1,800,000       9.3%         1,800,000               0               *
L.P. (2)(3)

Special Situations Cayman        600,000        3.1%          600,000                0               *
Fund, L.P. (2)(3)

Special Situations Private       933,450        4.8%          933,450                0               *
Equity Fund, L.P.(2)(3)

Pequot Capital Management,       675,000        3.5%          675,000                0               *
Inc. (2)(4)

City of Milford Pension &        273,000        1.4%          273,000                0               *
Retirement Fund (2)

City of Stamford Firemen's       139,500         *            139,500                0               *
Pension Fund (2)

National Federation of            69,000         *            69,000                 0               *
Independent Business
Employee Pension Trust (2)

National Federation of            69,000         *            69,000                 0               *
Independent Business (2)

Norwalk Employees' Pension       205,050        1.1%          205,050                0               *
Plan (2)

Public Employee Retirement       867,000        4.5%          867,000                0               *
System of Idaho (2)

Asphalt Green, Inc. (2)           30,000         *            30,000                 0               *


                                SHARES OF COMMON STOCK
                                     BENEFICIALLY                               SHARES OF COMMON STOCK
NAME OF SELLING                     OWNED PRIOR TO           NUMBER OF         BENEFICIALLY OWNED AFTER
STOCKHOLDER                            OFFERING               SHARES                   OFFERING
-----------                            --------                BEING                   --------
                                  NUMBER      PERCENT         OFFERED           NUMBER          PERCENT
                                  ------      -------         -------           ------          -------
                                               (1)
                                               ---

Lazar Foundation (2)              30,000         *            30,000                 0               *

Alan B. & Joanne K. Vidinsky      30,000         *            30,000                 0               *
1993 Trust (2)

Helen Hunt (2)                    37,500         *            37,500                 0               *

Francois deMenil (2)              30,000         *            30,000                 0               *

HBL Charitable Unitrust (2)       25,500         *            25,500                 0               *

Jeanne L. Morency (2)             25,500         *            25,500                 0               *

Psychology Associates (2)         10,500         *            10,500                 0               *

Peter Looram (2)                  16,500         *            16,500                 0               *

Domenic J. Mizio (2)              63,000         *            63,000                 0               *

Morgan Trust Co. of the          124,500         *            124,500                0               *
Bahamas Ltd. As Trustee
U/A/D 11/30/93 (2)

John Rowan (2)(5)                 4,500          *             4,500                 0               *

Susan Uris Halpern (2)            63,000         *            63,000                 0               *

Theeuwes Family Trust, Felix      34,500         *            34,500                 0               *
Theeuwes Trustee (2)

William B. Lazar (2)              25,500         *            25,500                 0               *

Robert K. Winters (2)             1,950          *             1,950                 0               *

Basso Multi-Strategy Holding     205,200        1.1%          205,200                0               *
Fund Ltd. (2)

Basso Equity Opportunity          79,800         *            79,800                 0               *
Holding Fund Ltd. (2)


                                SHARES OF COMMON STOCK
                                     BENEFICIALLY                               SHARES OF COMMON STOCK
NAME OF SELLING                     OWNED PRIOR TO           NUMBER OF         BENEFICIALLY OWNED AFTER
STOCKHOLDER                            OFFERING               SHARES                   OFFERING
-----------                            --------                BEING                   --------
                                  NUMBER      PERCENT         OFFERED           NUMBER          PERCENT
                                  ------      -------         -------           ------          -------
                                               (1)
                                               ---

DKR Soundshore Oasis Holding     667,500        3.5%          667,500                0               *
Fund Ltd. (2)

SF Capital Partners Ltd.         487,500        2.5%          487,500                0               *
(2)(5)

Castle Creek Technology          225,000        1.2%          225,000                0               *
Partners LLC (2)(5)

Shannon River Partners, LP        85,500         *            85,500                 0               *
(2)

Shannon River Partners II (2)    139,500         *            139,500                0               *

Corsair Capital Partners LP      219,811        1.1%          180,000             39,811             *
(2)(5)(6)

Corsair Capital Partners          7,500          *             7,500                 0               *
100, LP (2)(5)

Corsair Capital Investors,        37,500         *            37,500                 0               *
Ltd. (2)(5)

Leviticus Partners, L.P.         770,000        4.0%          195,000             575,000          3.0%
(2)(5)(7)

Schottenfeld Qualified           150,000         *            150,000                0               *
Associates, LP (2)(5)

Iroquois Capital, LP (2)         120,000         *            120,000                0               *

Crown Investment Partners,       112,500         *            112,500                0               *
LP (2)

Bald Eagle Fund Ltd. (2)          3,675          *             3,675                 0               *

Kensington Partners L.P. (2)      71,325         *            71,325                 0               *


                                SHARES OF COMMON STOCK
                                     BENEFICIALLY                               SHARES OF COMMON STOCK
NAME OF SELLING                     OWNED PRIOR TO           NUMBER OF         BENEFICIALLY OWNED AFTER
STOCKHOLDER                            OFFERING               SHARES                   OFFERING
-----------                            --------                BEING                   --------
                                  NUMBER      PERCENT         OFFERED           NUMBER          PERCENT
                                  ------      -------         -------           ------          -------
                                               (1)
                                               ---

Gideon I. Gartner (2)             34,050         *            34,050                 0               *

Stuart Shapiro Money              15,000         *            15,000                 0               *
Purchase Plan (2)

Petra Mezzanine Fund, L.P.      1,078,333       5.3%         1,238,333               0               *
(8)

-------------

 *    Less than 1%.


This table is based upon information supplied by the selling stockholders and Schedules 13D and 13G filed with the SEC.

(1) Applicable percentage of ownership for each selling stockholder is based on 19,325,704 shares of common stock outstanding as of May 14, 2004, plus the number of shares of common stock issuable to each such selling stockholder upon exercise of any warrant or conversion of any convertible preferred stock held by it.

(2) "Shares of Common Stock Beneficially Owned Prior to Offering" includes shares of common stock purchased in the 2004 financing and covered by this prospectus, plus shares of common stock issuable upon exercise of the warrant granted in connection with the 2004 financing and covered by this prospectus.

(3) MGP Advisors Limited ("MGP") is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. ("AWM") is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. MG Advisers, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

(4) Shares of Common Stock beneficially owned by Pequot Capital Management, Inc., represents (i) 448,428 shares held of record by Pequot Scout Fund, L.P. and (ii) 226,572 shares held of record by Pequot Navigator Onshore Fund, L.P. (collectively, the "Pequot Funds"). Pequot Capital Management, Inc. which is the investment manager to the Pequot Funds, exercises sole voting, investment and dispositive power for all shares held of record by the Pequot Funds.

(5) Selling stockholder is not a broker-dealer, but is affiliated with one or more broker-dealers.


(6) "Shares of Common Stock Beneficially Owned prior to Offering" also includes 39,811 shares of common stock otherwise owned by Corsair Capital Partners, LP and not covered by this prospectus.

(7) "Shares of Common Stock Beneficially Owned prior to Offering" also includes 575,000 shares of common stock otherwise owned by Leviticus Partners, LP and not covered by this prospectus.

(8) "Shares of Common Stock Beneficially Owned Prior to Offering" includes 745,000 shares of common stock issuable upon exercise of the warrants held by Petra Mezzanine Fund, L.P. and covered by this prospectus, plus 333,333 shares of common stock issuable upon conversion of the shares of Series A Preferred Stock held by Petra Mezzanine Fund, L.P. and covered by this prospectus, and excludes an additional 160,000 shares of Common Stock issuable to Petra upon conversion of up to an additional 160,000 shares of our convertible preferred stock that may be issued to them as dividends on their shares of convertible preferred stock and which are covered by this prospectus.

      Information about other selling stockholders will be set forth in prospectus supplements or post-effective amendments, if required. The selling stockholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date on which the information in the above table is presented. Information about the selling stockholders may change from time to time. Any changed information with respect to which we are given notice will be set forth in prospectus supplements.

      None of the selling stockholders are broker-dealers. To our knowledge, none of the selling stockholders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.


      Because the selling stockholders may offer all or some of their Common Stock from time to time, we cannot estimate the amount of Common Stock that will be held by the selling stockholders upon the termination of any particular offering. See the section entitled "Plan of Distribution" for further information.

2004 FINANCING

      On May 10, 2004, we entered into a purchase agreement with several investors. The transactions contemplated by the purchase agreement is referred to as the 2004 financing in this prospectus. Under a purchase agreement, referred to as the Purchase Agreement, we issued and sold an aggregate 6,000,000 shares of common stock and warrants to purchase an aggregate of 3,000,000 of common stock at an exercise price equal to $3.00 per share of common stock. See the section entitled "Description of Capital Stock - Warrants" for a detailed description of these warrants. We completed the 2004 financing on May 10, 2004 and received gross proceeds from the issuance and sale of our common stock in this financing in the amount of $13.5 million.

      We also entered into registration rights agreements with the investors in the 2004 financing under which we have agreed to register for resale by the investors the shares of common stock issued and issuable upon exercise of the warrants issued in the 2004 financing. See the section entitled "Description of Capital Stock - Registration Rights," for a discussion of these registration rights agreements.

PETRA ARRANGEMENTS

      On April 1, 2003, we completed a private placement with Petra Mezzanine Fund, L.P. of 333,333 shares of Series A Preferred Stock pursuant to a Series A Preferred Stock Purchase Agreement. See the section entitled "Description of Capital Stock -Preferred Stock," for a discussion of the Series A Preferred Stock. In connection with the financing of our acquisition of Guideline we issued a warrant to Petra to purchase 675,000 shares of our common stock, at an exercise price of $.01 per share, subject to adjustment for reorganization or distribution of common stock, or the issuance of convertible or option securities. In connection with the financing of our acquisition of Teltech we issued a second warrant to Petra to purchase 70,000 shares of our common stock, at an exercise price of $.01 per share, subject to adjustment for reorganization or distribution of common stock, or the issuance of convertible or option securities. The two warrants issued to Petra are hereinafter referred to as the Petra Warrants. See the section entitled "Description of Capital Stock -Warrants," for a discussion of the Petra Warrants.

                          DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 102,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.0001 per share, and 2,000,000 shares of preferred stock, par value $0.0001 per share.

      The following is a summary of the material terms of our capital stock. You should refer to our Certificate of Incorporation, as amended, and By-laws and the agreements described below for more detailed information.

COMMON STOCK

      As of May 14, 2004, 19,325,704 shares of our common stock were issued and outstanding. The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock. Subject to preferences that may be applicable to the holders of any outstanding preferred stock, if any, each holder of our common stock is entitled to receive ratably the dividends, if any, as may be declared by our board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and the liquidation preference of any outstanding preferred stock. Pursuant to the New York Business Corporation Law, our Certificate of Incorporation, as amended, and our By-laws, in general, holders of our common stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

      There are currently 333,333 shares of our Series A Preferred Stock, par value $0.0001 per share, currently issued and outstanding. The Series A Preferred Stock is convertible into shares of our common stock one-for-one, subject to adjustment for certain dilutive issuances, splits and combinations. The Series A Preferred Stock is also redeemable at the option of the holder of the Series A Preferred Stock beginning April 1, 2009, at a redemption price of $1.50 per share, or $500,000 in the aggregate, plus all accrued but unpaid dividends. The holder of shares of Series A Preferred Stock is entitled to receive cumulative dividends, prior and in preference to any declaration or payment of any dividend on our common stock, at the rate of 8% on the $500,000 redemption value, per annum, payable through the issuance of additional shares of Series A Preferred Stock. The holder of shares of Series A Preferred Stock has the right to one vote for each share of common stock into which shares of the Series A Preferred Stock could be converted into, and with respect to such vote, the holder of shares of Series A Preferred Stock has full voting rights and powers equal to the voting rights and powers of the holders of our common stock.

      We may also issue up to an additional 1,666,667 shares of preferred stock from time to time in one or more series. Our board of directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and, within the limitations or restrictions stated in any resolution or resolutions of the board originally fixing the number of shares constituting any series, to increase or decrease, not below the number of shares of any series then outstanding, the number of shares of any series subsequent to the issuance of shares of that series, to determine the designation and par value of any series of preferred stock and to fix the number of shares of any series. Our board may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. In addition, the issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company. We have no current plans to issue any additional shares of our preferred stock, other than as dividends on our Series A Preferred Stock.

WARRANTS

      3,000,000 of the shares of common stock offered by the selling stockholders other than Petra in this prospectus are offered pursuant to warrants issued in connection with the 2004 financing as described in "2004 Financing" under "Selling Stockholders." The warrants have a term of exercise beginning on May 10, 2004 and expiring on May 10, 2009, subject to adjustment in certain circumstances. The number of shares issuable upon exercise and the per share exercise price of the warrants is subject to adjustment in the case of any stock dividend, stock split, combination, capital reorganization, reclassification or merger or consolidation. Subject to certain exceptions, the per share exercise price of the warrants and the number of shares for which the warrants are exercisable are also subject to weighted average antidilution adjustment in the case of an issuance of shares of common stock or securities exercisable for or convertible into common stock, at a per share price less than the per share exercise price of the warrants then in effect. The warrants are exercisable by delivering the warrant certificates to us, together with a completed election to purchase and the full payment of the exercise price. We have the one-time right to require that the Warrants be exercised by means of a "net exercise" feature under which we do not receive any cash, but rather, the number of shares issued upon exercise is net of the number of shares withheld by us in lieu of payment of the exercise price. Under limited circumstances, where the closing price of our common stock is at least $4.50, subject to any adjustment for stock splits and similar events, for 20 consecutive trading days during which a registration statement covering the warrant shares is effective, we may call the warrants for 50% of the shares of common stock issuable thereto at a redemption price of $.01 per share then purchasable pursuant to the warrants. Where the closing price of our common stock is at least $6.00, subject to any adjustment for stock splits and similar events, for 20 consecutive trading days during which a registration statement covering the warrant shares is effective, we may call the warrants for 100% or 50%, as applicable, of the shares of common stock issuable thereto at a redemption price of $.01 per share then purchasable pursuant to the warrants. Each of the call rights is subject to a 30 day advance notice by us, which notice period must be extended for a number of days equal to the number of days for which the registration statement covering the warrant shares is not effective.

      In connection with the financing of our acquisition of Guideline we issued a warrant to Petra to purchase 675,000 shares of our common stock, at an exercise price of $.01 per share, subject to adjustment for reorganization or distribution of common stock, or the issuance of convertible or option securities. In connection with the financing of our acquisition of Teltech we issued a second warrant to Petra to purchase 70,000 shares of our common stock, at an exercise price of $.01 per share, subject to adjustment for reorganization or distribution of common stock, or the issuance of convertible or option securities.


REGISTRATION RIGHTS

      In connection with the 2004 financing discussed in the section titled "Selling Stockholders," we also entered into registration rights agreements with the investors in the 2004 financing under which we have agreed to register for resale by the investors the shares of common stock issued and issuable upon exercise of the warrants issued in the 2004 financing, as such number of shares may be adjusted from time to time. Adjustments are described in the paragraph titled "Warrants" above. Under the registration rights agreement, we agreed to file, at our expense, a registration statement covering the common stock and warrant shares on or prior to June 14, 2004. If this filing date is not met or if the registration statement is not effective on or prior to August 9, 2004, or September 7, 2004 if the Registration Statement is reviewed by the SEC, we will be required to pay to the investors liquidated damages in an amount equal to 1.25% of the aggregate amount paid by the investors for any 30 days by which the filing date or effective date is delayed. We have the right under certain circumstances to delay updating the registration statement or prospectus included in the registration statement during periods while we are in possession of material non-public information that would be required to be included in the prospectus, including during periods between the publication of our quarterly earnings information press release and filing of our quarterly or annual report, as applicable, with the SEC.

      Pursuant to an investors rights agreement with Petra, we granted certain registration rights to Petra for shares of our common stock issuable to Petra upon the conversion and surrender of Petra's preferred stock to us and the 745,000 shares of our common stock issuable to Petra upon exercise of the Petra Warrants. The terms of the investors rights agreement provide Petra, among other things, piggyback registration rights where we are filing a registration statement for a public offering of securities to be issued by us or to be sold by any of our stockholders (excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization). Pursuant to the investors rights agreement, the Petra Warrant Shares and Conversion Shares are being registered hereunder.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for our common stock is Computershare Investor Services.

                              PLAN OF DISTRIBUTION

      The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

      The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     short sales entered into after the date of this prospectus;

      o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

      o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

      The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

      The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

      In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

      We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

      We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

                            VALIDITY OF COMMON STOCK

      Certain legal matters in connection with the shares of common stock offered hereunder will be passed upon for the Company by Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019.

                                     EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K and the 2003 Annual Report to security holders for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles"), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

      We have filed with the SEC a registration statement on Form S-2, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

      We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy the registration statement or any other document we file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at HTTP://WWW.SEC.GOV.

      The SEC allows us to "incorporate by reference" into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

      We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act:

                  (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 26, 2004 pursuant to the Exchange Act;

                  (b) The Company's Quarterly Report on Form 10-Q for the
            quarter ended March 31, 2004, filed on May 14, 2004 pursuant to the Exchange Act;

                  (c) The Company's Current Report on Form 8-K, Date of Event -
            March 16, 2004, filed on March 23, 2004 pursuant to the Exchange
            Act;

                  (d) The Company's Current Report on Form 8-K, Date of Event -
            May 10, 2004, filed on May 13, 2004 pursuant to the Exchange Act;

                  (e) The Company's Current Report on Form 8-K, Date of Event -
            May 13, 2004, filed on May 13, 2004 pursuant to the Exchange Act;
            and

                  (f) The Company's Current Report on Form 8-K, Date of Event -
            May 21, 2004, filed on May 26, 2004 pursuant to the Exchange Act.

      All of such documents are on file with the Commission. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.


      Delivered with this prospectus are copies of our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q. In addition, we hereby undertake to provide without charge to each person, including any beneficial owner of the Common Stock, to whom this prospectus is delivered, on written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or oral requests for such copies should be directed to our corporate secretary, c/o FIND/SVP, Inc., 625 Avenue of the Americas, New York, New York 10011; telephone (212) 645-4500. We also make available free of charge through our web site, www.findsvp.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and the proxy statement for our annual meeting of stockholders, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

                                10,238,333 SHARES

                                 FIND/SVP, INC.

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                 --------------

                                         , 2004

                              ---------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

                                                                        AMOUNT
                                                                     -----------

SEC registration fee                                                 $  3,155.00

Transfer agent and registrar fee                                     $  2,000.00

Printing expenses                                                    $ 20,000.00

Accountant fees                                                      $ 10,000.00

Counsel fees                                                         $100,000.00

Miscellaneous                                                        $ 18,000.00
                                                                     -----------

Total                                                                $153,155.00
                                                                     ===========

----------
*     All such amounts are estimates, other than the SEC registration fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Under Section 722 of the New York Business Corporation Law ("BCL"), a corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the corporation, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe his conduct was unlawful. In actions by or in the right of the corporation, a corporation may indemnify such person against amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification shall be made in actions by or in the right of the corporation in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper. Under
Section 723 of the BCL, a person who has been successful, on the merits or otherwise, in the defense of a criminal or civil action or proceeding of the character described in Section 722 of the BCL shall be entitled to indemnification as authorized in such section. The indemnification and advancement of expenses provided for or granted pursuant to Sections 722 - 726 are not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

            Our By-laws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, or criminal (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

            Our By-laws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought, or, if no action was brought, any court of competent jurisdiction, shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

            Our By-laws also provide that to the extent a director or officer of the Company has been successful in the defense of any action, suit or proceeding referred to in the previous paragraphs or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for in the By-laws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the Company may purchase and maintain insurance on behalf of a director or officer of the Company against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the Company would have the power to indemnify him against such liabilities under the provisions of Section 722 of the BCL.

            The directors and officers of the Company are insured (subject to certain exceptions and deductions) against liabilities which they may incur in their capacity as such including liabilities under the Securities Act, under liability insurance policies carried by the Company.

ITEM 16. EXHIBITS

      EXHIBIT NUMBER                     DESCRIPTION OF EXHIBIT
      --------------                     ----------------------

      4.1 Specimen of the Company's Common Stock Certificate (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)

      *5.1 Opinion of Kane Kessler, P.C. regarding the legality of the securities being registered

      10.1 License Agreement, dated October 11, 1971, between the Company and SVP International (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)

      10.2 Amendment to License Agreement, dated March 23, 1981, between the Company and SVP International (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)

      10.3 Amendment to License Agreement, dated November 21, 2001, between the Company and SVP International (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2002)

      10.4 Lease, dated March 15, 1995, between Urbicum Associates, L.P. and the Company, related to premises on 4th floor at 641 Avenue of the Americas, New York, NY (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 1994)

      10.5 Lease, dated December 15, 1986, between Chelsea Green Associates and the Company, related to premises at 625 Avenue of the Americas, New York, NY (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 1992)

      #10.6 The Company's 401(k) and Profit Sharing Plan (incorporated by reference to the Company's Form S-8, filed on March 29, 1996)

      #10.7 The Company's 1996 Stock Option Plan (incorporated by reference to the Company's Definitive Proxy Statement, filed on May 10, 2002)

      #10.8 Employment Agreement, dated November 21, 2001, between the Company and David Walke (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2001)

      #10.9 Employment Agreement, dated February 6, 2002, between the Company and Martin E. Franklin (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2001)

      #10.10 Employment Agreement, dated May 13, 2002, between the Company and Peter M. Stone (incorporated by reference to the Company's Form 10-Q filed for the quarter ended June 30, 2002)

      #10.11 Employment Agreement, dated May 13, 2002, between the Company and Daniel S. Fitzgerald (incorporated by reference to the Company's Form 10-Q filed for the quarter ended June 30, 2002)

      #10.12 Separation Agreement, dated December 31, 2003, between the Company and Andrew P. Garvin

      10.13 Stock Purchase Agreement, dated as of April 1, 2003, by and among Jay L. Friedland, Robert La Terra, Guideline Research Corp. and the Company (incorporated by reference to the Company's Form 8-K filed on April 16,
                         2003)

      10.14 Escrow Agreement, dated as of April 1, 2003, by and among Jay L. Friedland, Robert La Terra, Morris Whitcup, the Company, Inc. and Kane Kessler, P.C. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      #10.15 Employment Agreement, dated as of April 1, 2003, by and between Jay L. Friedland and Guideline Research Corp. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003

      #10.16 Employment Agreement, dated as of April 1, 2003, by and between Robert La Terra and Guideline Research Corp. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      #10.17 Stock Option Agreement, dated April 1, 2003, by and between the Company and Robert La Terra (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.18 Promissory Note, dated as of April 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.19 Loan Agreement, dated as of April 1, 2003, by and between Petra Mezzanine Fund, L.P. and the Company (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.20 Security Agreement, dated as of April 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.21 Trademark and Patent Security Agreement, dated as of April 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.22 Security Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.23 Guaranty Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.24 Series A Preferred Stock Purchase Agreement, dated as of April 1, 2003, by and between Petra Mezzanine Fund, L.P. and the Company (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.25 Stock Purchase Warrant issued as of April 1, 2003, by the Company to Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.26 Investor Rights Agreement, dated as of April 1, 2003, by and among the Company, Petra Mezzanine Fund, L.P., Martin E. Franklin and David Walke (incorporated by reference to the Company's Form 8-K filed on April 16,
                         2003)

      10.27 Amended and Restated Term Promissory Note, dated as of April 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.28 Amended and Restated Senior Grid Promissory Note, dated as of April 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.29 Amendment No. 1 to Security Agreement, dated as of April 1, 2003, made by the Company and JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.30 Subordination Agreement, dated as of April 1, 2003, Petra Mezzanine Fund, L.P., the Company, Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and JPMorgan Chase Bank. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.31 Subsidiary Security Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.32 Subsidiary Guaranty Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.33 Amended and Restated Asset Purchase Agreement, dated as of June 25, 2003, by and between TTech Acquisition Corp., the Company, Sopheon Corporation, and Sopheon PLC (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.34 Escrow Agreement, dated as of July 1, 2003, by and between TTech Acquisition Corp., the Company, Sopheon Corporation, Sopheon PLC, and U.S. BANK NATIONAL ASSOCIATION (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.35 Promissory Note, dated as of July 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.36 Amended and Restated Loan Agreement, dated July 1, 2003, by and between Petra Mezzanine Fund, L.P. and the Company (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.37 First Amendment to Security Agreement, dated July 1, 2003, by and between the Company and Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.38 Amended and Restated Security Agreement, dated July 1, 2003, by and between Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and TTech Acquisition Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.39 Amended and Restated Guaranty Agreement, dated July 1, 2003, by and between Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and TTech Acquisition Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.40 Stock Purchase Warrant issued as of July 1, 2003, by the Company to Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.41 Amendment No. 1 to Investor Rights Agreement, dated as of July 1, 2003, by and among the Company, Petra Mezzanine Fund, L.P., Martin E. Franklin and David Walke (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.42 Amendment No. 1 to Amended And Restated Term Promissory Note, dated as of July 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.43 Amendment No. 1 to Amended And Restated Senior Grid Promissory Note, dated as of July 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.44 First Amendment to Subordination Agreement, dated July 1, 2003, by and among Petra Mezzanine Fund, L.P., the Company, Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and TTech Acquisition Corp., and JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.45 Subsidiary Security Agreement, dated as of July 1, 2003, made by TTech Acquisition Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.46 Subsidiary Guaranty Agreement, dated as of July 1, 2003, made by TTech Acquisition Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      #10.47 The Company's 2003 Stock Incentive Plan (incorporated by reference to the Company's definitive Proxy Statement, filed on April 30, 2003)

      10.48 Purchase Agreement, dated May 10, 2004, by and among Find/SVP, Inc. and the investors named on the signature pages thereto (filed as Exhibit 4.1 to the Registrant's Form 8-K filed with the Commission on May 13, 2004)

      10.49 Registration Rights Agreement, dated May 10, 2004, by and among Find/SVP, Inc. and the investors named on the signature pages thereto (filed as Exhibit 4.2 to the Registrant's Form 8-K filed with the Commission on May 13, 2004)

      10.50 Form of Warrant (filed as Exhibit 4.3 to the Registrant's Form 8-K filed with the Commission on May 13, 2004)

      #10.51 Employment Agreement, dated April 28, 2004, between the Company and Marc Litvinoff (incorporated by reference to the Company's Form 10-Q filed on May 14, 2004)

      13.1 The Company's 2003 Annual Report on Form 10-K , filed on March 26, 2004 pursuant to the Exchange Act and incorporated herein by reference

      13.2 The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 14, 2004 pursuant to the Exchange Act and incorporated herein by reference

     **23.1              Consent of Independent Registered Public Accounting
                         Firm

      *23.2              Consent of Kane Kessler, P.C. (included in Exhibit 5.1)

      *24.1              Power of Attorney

* Incorporated by reference to the Form S-2 filed by Find/SVP, Inc. on May 28, 2004.

**    Filed herewith.

#     This exhibit represents a management contract or a compensatory plan.

ITEM 17. UNDERTAKINGS

      A. The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

PROVIDED, HOWEVER, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. The undersigned registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 25th day of June, 2004.


                                            FIND/SVP, INC.


                                            By: /s/ David Walke
                                                --------------------------------
                                                Name:  David Walke
                                                Title: Chief Executive Officer


                                            By: /s/ Peter M. Stone
                                                --------------------------------
                                                Name:  Peter M. Stone
                                                Title: Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

       NAME                              TITLE                          DATE
       ----                              -----                          ----

/s/ David Walke             Chief Executive Officer and            June 25, 2004
--------------------------  Director (Principal Executive
David Walke                 Officer)



/s/ Peter M. Stone          Chief Financial Officer (Principal     June 25, 2004
--------------------------  Financial and Accounting Officer)
Peter M. Stone


         *                  Director                               June 25, 2004
--------------------------
Andrew P. Garvin



         *                  Chairman of the Board of Directors     June 25, 2004
--------------------------
Martin E. Franklin



         *                  Director                               June 25, 2004
--------------------------
Marc L. Reisch



         *                  Director                               June 25, 2004
--------------------------
Warren Struhl



         *                  Director                               June 25, 2004
--------------------------
Denise Shapiro

* By /s/ David Walke
     ------------------
     David Walke
     as Attorney-in-Fact

                                  EXHIBIT INDEX

      EXHIBIT NUMBER                      DESCRIPTION OF EXHIBIT
      --------------                      ----------------------

      4.1 Specimen of the Company's Common Stock Certificate (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)

      *5.1 Opinion of Kane Kessler, P.C. regarding the legality of the securities being registered

      10.1 License Agreement, dated October 11, 1971, between the Company and SVP International (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)

      10.2 Amendment to License Agreement, dated March 23, 1981, between the Company and SVP International (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)

      10.3 Amendment to License Agreement, dated November 21, 2001, between the Company and SVP International (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2002)

      10.4 Lease, dated March 15, 1995, between Urbicum Associates, L.P. and the Company, related to premises on 4th floor at 641 Avenue of the Americas, New York, NY (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 1994)

      10.5 Lease, dated December 15, 1986, between Chelsea Green Associates and the Company, related to premises at 625 Avenue of the Americas, New York, NY (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 1992)

      #10.6 The Company's 401(k) and Profit Sharing Plan (incorporated by reference to the Company's Form S-8, filed on March 29, 1996)

      #10.7 The Company's 1996 Stock Option Plan (incorporated by reference to the Company's Definitive Proxy Statement, filed on May 10, 2002)

      #10.8 Employment Agreement, dated November 21, 2001, between the Company and David Walke (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2001)

      #10.9 Employment Agreement, dated February 6, 2002, between the Company and Martin E. Franklin (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2001)

      #10.10 Employment Agreement, dated May 13, 2002, between the Company and Peter M. Stone (incorporated by reference to the Company's Form 10-Q filed for the quarter ended June 30, 2002)

      #10.11 Employment Agreement, dated May 13, 2002, between the Company and Daniel S. Fitzgerald (incorporated by reference to the Company's Form 10-Q filed for the quarter ended June 30, 2002)

      #10.12 Separation Agreement, dated December 31, 2003, between the Company and Andrew P. Garvin

      10.13 Stock Purchase Agreement, dated as of April 1, 2003, by and among Jay L. Friedland, Robert La Terra, Guideline Research Corp. and the Company (incorporated by reference to the Company's Form 8-K filed on April 16,
                         2003)

      10.14 Escrow Agreement, dated as of April 1, 2003, by and among Jay L. Friedland, Robert La Terra, Morris Whitcup, the Company, Inc. and Kane Kessler, P.C. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      #10.15 Employment Agreement, dated as of April 1, 2003, by and between Jay L. Friedland and Guideline Research Corp. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003

      #10.16 Employment Agreement, dated as of April 1, 2003, by and between Robert La Terra and Guideline Research Corp. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      #10.17 Stock Option Agreement, dated April 1, 2003, by and between the Company and Robert La Terra (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.18 Promissory Note, dated as of April 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.19 Loan Agreement, dated as of April 1, 2003, by and between Petra Mezzanine Fund, L.P. and the Company (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.20 Security Agreement, dated as of April 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.21 Trademark and Patent Security Agreement, dated as of April 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.22 Security Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.23 Guaranty Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.24 Series A Preferred Stock Purchase Agreement, dated as of April 1, 2003, by and between Petra Mezzanine Fund, L.P. and the Company (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.25 Stock Purchase Warrant issued as of April 1, 2003, by the Company to Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.26 Investor Rights Agreement, dated as of April 1, 2003, by and among the Company, Petra Mezzanine Fund, L.P., Martin E. Franklin and David Walke (incorporated by reference to the Company's Form 8-K filed on April 16,
                         2003)

      10.27 Amended and Restated Term Promissory Note, dated as of April 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.28 Amended and Restated Senior Grid Promissory Note, dated as of April 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.29 Amendment No. 1 to Security Agreement, dated as of April 1, 2003, made by the Company and JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.30 Subordination Agreement, dated as of April 1, 2003, Petra Mezzanine Fund, L.P., the Company, Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and JPMorgan Chase Bank. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.31 Subsidiary Security Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.32 Subsidiary Guaranty Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

      10.33 Amended and Restated Asset Purchase Agreement, dated as of June 25, 2003, by and between TTech Acquisition Corp., the Company, Sopheon Corporation, and Sopheon PLC (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.34 Escrow Agreement, dated as of July 1, 2003, by and between TTech Acquisition Corp., the Company, Sopheon Corporation, Sopheon PLC, and U.S. BANK NATIONAL ASSOCIATION (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.35 Promissory Note, dated as of July 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.36 Amended and Restated Loan Agreement, dated July 1, 2003, by and between Petra Mezzanine Fund, L.P. and the Company (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.37 First Amendment to Security Agreement, dated July 1, 2003, by and between the Company and Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.38 Amended and Restated Security Agreement, dated July 1, 2003, by and between Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and TTech Acquisition Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.39 Amended and Restated Guaranty Agreement, dated July 1, 2003, by and between Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and TTech Acquisition Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.40 Stock Purchase Warrant issued as of July 1, 2003, by the Company to Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.41 Amendment No. 1 to Investor Rights Agreement, dated as of July 1, 2003, by and among the Company, Petra Mezzanine Fund, L.P., Martin E. Franklin and David Walke (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.42 Amendment No. 1 to Amended And Restated Term Promissory Note, dated as of July 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.43 Amendment No. 1 to Amended And Restated Senior Grid Promissory Note, dated as of July 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.44 First Amendment to Subordination Agreement, dated July 1, 2003, by and among Petra Mezzanine Fund, L.P., the Company, Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and TTech Acquisition Corp., and JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.45 Subsidiary Security Agreement, dated as of July 1, 2003, made by TTech Acquisition Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      10.46 Subsidiary Guaranty Agreement, dated as of July 1, 2003, made by TTech Acquisition Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

      #10.47 The Company's 2003 Stock Incentive Plan (incorporated by reference to the Company's definitive Proxy Statement, filed on April 30, 2003)

      10.48 Purchase Agreement, dated May 10, 2004, by and among Find/SVP, Inc. and the investors named on the signature pages thereto (filed as Exhibit 4.1 to the Registrant's Form 8-K filed with the Commission on May 13, 2004)

      10.49 Registration Rights Agreement, dated May 10, 2004, by and among Find/SVP, Inc. and the investors named on the signature pages thereto (filed as Exhibit 4.2 to the Registrant's Form 8-K filed with the Commission on May 13, 2004)

      10.50 Form of Warrant (filed as Exhibit 4.3 to the Registrant's Form 8-K filed with the Commission on May 13, 2004)

      #10.51 Employment Agreement, dated April 28, 2004, between the Company and Marc Litvinoff (incorporated by reference to the Company's Form 10-Q filed on May 14, 2004)

      13.1 The Company's 2003 Annual Report on Form 10-K , filed on March 26, 2004 pursuant to the Exchange Act and incorporated herein by reference

      13.2 The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 14, 2004 pursuant to the Exchange Act and incorporated herein by reference

     **23.1              Consent of Independent Registered Public Accounting
                         Firm

      *23.2              Consent of Kane Kessler, P.C. (included in Exhibit 5.1)

      *24.1              Power of Attorney


* Incorporated by reference to the Form S-2 filed by Find/SVP, Inc. on May 28, 2004.

**    Filed herewith.

#     This exhibit represents a management contract or a compensatory plan.